UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.  )
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☐	Soliciting Material Pursuant to §240.14a-12

LNB Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

AMG Investments, LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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Preliminary Copy
AMG Investments, LLC
8500 Station Street, Suite 113
Mentor, Ohio 44060
Phone: 440-951-1111
Fax: 440-255-8645
February ___, 2008
Dear Fellow LNB Shareholder:
We are writing to ask for your support in connection with a special meeting of LNB Bancorp, Inc. to be held on March 18, 2008, at 10 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052. The attached proxy statement and the enclosed BLUE proxy card are being furnished by AMG Investments, LLC. AMG owns 8.2% of LNB’s outstanding shares and has, with the support of many other LNB shareholders, called for this special meeting. At the meeting, you will consider amendments to LNB’s governing documents regarding de-classification of the board, the size of the board, and the removal of directors and filling of vacancies, as well as changes to the composition of the board itself.
Despite LNB’s effort to keep us from calling this special meeting, we prevailed. Now, LNB has focused its efforts on keeping you, LNB’s shareholders, from voting on our proposals at the meeting. LNB contends that only the proposals set forth in their notice of the meeting and in their proxy statement will be acted upon at the meeting. The proposals outlined in LNB’s proxy statement are not the proposals that we are asking you to vote on at this special meeting. LNB claims that the proposals contained in LNB’s proxy statement are AMG’s proposals, but this is misleading. We, along with the support of many other LNB shareholders, called the meeting and LNB does not have the right to limit what will be considered at the meeting.
LNB wrongly contends that we called the meeting for the purpose of voting on proposals only as briefly outlined in our November 5, 2007 solicitation statement. However, in our solicitation statement, we explicitly and specifically reserved the right to modify our proposals and make additional proposals. LNB denied our first two requests for the meeting. In our third request, which LNB begrudgingly honored, we specifically stated that our proposals would “be described in greater detail in our proxy statement for the meeting.” Conveniently, LNB continues to ignore these facts. As LNB readily admits in its preliminary proxy statement filed on February 5 and amended on February 13, 2008, we filed our preliminary proxy statement for this special meeting including our proposals on January 31, 2008, a full five days before LNB noticed the meeting. We were tired of waiting for LNB to call the meeting. LNB knew the exact wording of AMG’s proposals when it noticed the special meeting and with that knowledge, decided to deny AMG’s right to request a vote, and your right to vote, on these matters.
We believe that LNB has an obligation to AMG and to you, its shareholders, to call the special meeting we requested and allow shareholders to vote on the proposals contained in our proxy statement. We believe shareholders, not management, are entitled to choose the proposals to be considered at the meeting that we requested and called. LNB is attempting to disenfranchise its shareholders and further entrench its board of directors — spending over $300,000 to keep shareholders from even voting on our proposals. LNB is telling you that if you vote for our proposals then your vote will not count. We believe that LNB is wrong and we intend to fight to ensure that your votes count. What is LNB afraid of?
We called for this special meeting because we are disappointed in LNB’s performance and believe it is imperative for LNB’s management and the board of directors to take immediate steps to maximize shareholder value. The numbers speak for themselves. LNB’s net income has declined over the last five years. Net income from 2003 to 2007 decreased 28%.
Not surprisingly, given LNB’s poor financial performance, LNB’s stock price has also declined over the last several years. LNB’s stock price fell from a high of over $20 per share in January of 2005 to a low of under $13 per share in January of 2008. In addition, LNB compares poorly to other Ohio banks in a number of key performance indicators.
LNB’s management protests that they have a long-term plan and that we should give them more time. Enough is enough. We don’t believe that LNB’s “plan” is working. We believe that LNB must formulate and implement a plan to improve its performance or consider strategic alternatives. LNB needs new leadership now.
We appreciate your support.
Respectfully,
AMG Investments, LLC

/s/ Richard M. Osborne and /s/ Steven A. Calabrese
By Richard M. Osborne and Steven A. Calabrese, Co-Managers

SPECIAL MEETING OF SHAREHOLDERS
OF LNB BANCORP, INC.
PROXY STATEMENT OF
AMG INVESTMENTS, LLC
Please sign, date and mail the enclosed BLUE proxy card today
This proxy statement and enclosed BLUE proxy card are being furnished by AMG Investments, LLC, the largest shareholder of LNB Bancorp, Inc., an Ohio corporation, in connection with the solicitation of proxies from you, as holders of shares of common stock of LNB, for use at the special meeting of shareholders to be held on March 18, 2008 at 10 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052. This proxy statement and the BLUE proxy card are first being mailed to LNB shareholders on or about February _____, 2008.
LNB has set the record date for determining shareholders entitled to notice of and to vote at the special meeting as February 15, 2008. Shareholders of record as of the close of business on the record date will be entitled to vote at the special meeting. As of the record date, there were ___________ shares of common stock reported to be outstanding by LNB, with each share entitled to one vote at the special meeting. As of February 15, 2008, AMG is the beneficial owner of 600,000 shares of common stock of LNB, which represent 8.2% of the votes entitled to be cast at the special meeting.
LNB claims in its preliminary proxy statement filed on February 13, 2008, that only the proposals set forth in their proxy materials will be acted upon at the meeting. The proposals outlined in LNB’s proxy statement are not the proposals that we are asking you to consider and vote on in this proxy statement for this special meeting. LNB claims that the proposals contained in LNB’s proxy statement are AMG’s proposals, but this is misleading. We believe that LNB has an obligation to its shareholders, to call the special meeting we requested and allow shareholders to vote on the proposals contained in our proxy statement. LNB is trying to disenfranchise shareholders. LNB is telling you that if you vote for our proposals then your vote will not count. We believe that LNB is wrong and we intend to fight to ensure that your votes count.
We asked this special meeting to be called to vote on the following proposals:
1.	To approve an amendment to LNB’s articles of incorporation to add a provision for the annual election of all directors;

2.	To approve an amendment to LNB’s articles of incorporation to add a provision to set the number of directors to a maximum of nine and a minimum of three (initially nine);

3.	To approve an amendment to LNB’s articles of incorporation to add a provision to govern the removal of directors by shareholders and the filling of vacancies created by such removals;

4.	To remove, without cause, all of LNB’s incumbent directors (namely Terry D. Goode, James R. Herrick, Kevin C. Martin, Benjamin C. Norton, John W. Schaeffer, Robert M. Campana, James F. Kidd, Daniel E. Klimas, Jeffrey F. Riddell, and Donald F. Zwilling), other than Daniel P. Batista, J. Martin Erbaugh and Lee C. Howley, and any other person elected or appointed to the LNB board by the members of the board since January 31, 2008 to fill any vacancies or newly-created directorships;

5.	To elect, to the extent that shareholders vote to remove incumbent directors pursuant to Proposal 4 above, the following nominees to the board: Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith;

6.	To adjourn the special meeting, if necessary, for the purposes of soliciting additional proxies to vote in favor of Proposals 1 through 5; and

7.	To oppose any proposal by LNB to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies in the event that there are not sufficient votes at the time of the special meeting to defeat our proposals.
This solicitation is being made by AMG and not on behalf of the board of directors or management of LNB.
We are not aware of any other matters to be brought before the special meeting. Should other matters be brought before the special meeting, the persons named as proxies in the enclosed BLUE proxy card will vote on such matters in their discretion.
A proxy may be given by any person who held shares of LNB on February 15, 2008, the record date for the special meeting. Whether or not you plan to attend the special meeting, you are urged to sign and date the enclosed BLUE proxy card and return it in the postage-paid envelope provided. Your latest-dated proxy is the only one that counts, so you may return the BLUE proxy card even if you have already delivered a proxy. Please do not return any proxy sent to you by LNB. If you have already returned a proxy card to LNB, that card will be automatically revoked if you complete and return the enclosed BLUE proxy card.
If your LNB shares are registered in your own name, please sign, date and mail the enclosed BLUE proxy card to D.F. King & Co., Inc. in the provided postage-paid envelope. If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can sign a BLUE proxy card with respect to your shares and only upon receipt of specific instructions from you. Accordingly, you should contact the person responsible for your account and give instructions for a BLUE proxy card to be signed representing your LNB shares. We urge you to confirm in writing your instructions to the person responsible for your account and to provide a copy of your instructions to AMG in care of D.F. King & Co. to the address below, so that we will be aware of all instructions given and can attempt to ensure that your instructions are followed.
Your vote is important, no matter how many or how few shares you own. We urge you to sign, date and return the enclosed BLUE proxy card today to cast your vote FOR the above proposals and our nominees.
IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR BLUE PROXY CARD OR NEED ADDITIONAL COPIES OF THESE PROXY MATERIALS, PLEASE CONTACT OUR PROXY SOLICITOR, D.F. KING, AT THE PHONE NUMBERS LISTED BELOW:
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005

Shareholders call toll free: 800-549-6746
Banks and Brokers call collect: 212-269-5550
Fax: 212-809-8839

Background
AMG is an Ohio limited liability company whose principal business is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Currently, AMG’s investments consist solely of LNB’s shares. Steven A. Calabrese and Richard M. Osborne are the managing members of AMG.
On November 5, 2007, we filed a solicitation statement with the SEC asking LNB’s shareholders to support us in demanding a special meeting of shareholders. LNB’s management and board of directors strongly opposed our efforts to call this special meeting, claiming that such issues as board representation, composition and accountability should not be addressed at a special meeting. Despite LNB’s efforts to stop us, we believe that this special meeting is a perfect opportunity to address these issues and the failure of the strategy of LNB’s current board of directors. Ultimately, many of LNB’s shareholders agreed with us and we were successful in obtaining the votes required to call this special meeting.
LNB noticed a special meeting without any meaning
It took three attempts to get LNB to notice this special meeting even though more than 30% of the outstanding shares supported it. When LNB finally noticed the meeting, it attempted to deny shareholders the right to vote on our proposals. Specifically, LNB agreed to hold a special meeting without meaning because shareholders who wish to support AMG’s proposals will be unable to do so because LNB intends to disregard our proposals as contained in our proxy statement.
Despite LNB’s effort to keep us from calling this special meeting, we prevailed. Now, LNB has focused its efforts on keeping you, LNB’s shareholders, from voting on our proposals at the meeting. LNB contends that only the proposals set forth in their notice of the meeting and in their proxy statement will be acted upon at the meeting. The proposals outlined in LNB’s proxy statement are not the proposals that we are asking you to vote on at this special meeting. LNB claims that the proposals in LNB’s proxy statement are AMG’s proposals, but this is misleading. We, along with the support of many other LNB shareholders, called the meeting and LNB does not have the right to limit what will be considered at the meeting.
LNB wrongly contends that we called the meeting for the purpose of voting on proposals only as briefly outlined in our November 5, 2007 solicitation statement. However, in our solicitation statement, we explicitly and specifically reserved the right to modify our proposals and make additional proposals. LNB denied our first two requests for the meeting. In our third request, which LNB begrudgingly honored, we specifically stated that our proposals would “be described in greater detail in our proxy statement for the meeting.” Conveniently, LNB continues to ignore these facts. As LNB readily admits in its preliminary proxy statement filed on February 5 and amended on February 13, 2008, we filed our preliminary proxy statement for this special meeting including our proposals on January 31, 2008, a full five days before LNB noticed the meeting. We were tired of waiting for LNB to call the meeting. LNB knew the exact wording of AMG’s proposals when it noticed the special meeting and with that knowledge, decided to deny AMG’s right to request a vote, and your right to vote, on these matters.
We believe that LNB has an obligation to AMG and to you, its shareholders, to call the special meeting we requested and allow shareholders to vote on the proposals contained in our proxy statement. We believe shareholders, not management, are entitled to choose the proposals to be considered at the meeting that we requested and called. LNB is attempting to disenfranchise its shareholders and further entrench its board of directors — spending over $300,000 to keep shareholders from even voting on our proposals. LNB is telling you that if you vote for our proposals then your vote will not count. We believe that LNB is wrong and we intend to fight to ensure that your votes count. What is LNB afraid of?
Why we need your help
We are conducting this solicitation in an effort to improve the business, operations, financial condition and strategic direction of LNB. Our proposals are intended to afford you, as a shareholder of LNB, the opportunity to effect the necessary changes in the direction of LNB to enhance shareholder value rather than continuing with the status quo.
Performance
We are disappointed in LNB’s performance and believe it is imperative for management and the board of directors to take immediate steps to maximize shareholder value. The numbers speak for themselves. From 2003 to 2007:

•	Net income declined 28%;

•	Earnings per share declined 32%;

•	Return on average assets declined 45%;

•	Return on equity declined 38%; and

•	LNB’s total non-performing loans (loans which have been restructured) increased 110%.

In addition, another indication of LNB’s declining income is the increase in its pay-out ratio (the total dividends as a percentage of net income) which increased 52% from 59.9% in 2003 to 91.3% in 2007. Basically, LNB is now paying out over ninety cents of every dollar it earns to maintain the dividend, leaving practically nothing to reinvest in growth. LNB’s efficiency ratio, a ratio of expenses to revenues, increased 12% from 2003 to 2007, indicating that LNB is spending more to earn every dollar.
From 2005 to 2007 (during Mr. Klimas’ tenure as LNB’s chief executive officer):

•	Net income declined 14%;

•	Earnings per share declined 19%

•	Return on average assets declined 28%;

•	Return on equity declined 23%;

•	Pay-out ratio increased to 91.3% from 74.2%, or 23%; and

•	LNB’s total non-performing loans increased 67%.

LNB’s recent press release announcing the financial results for year-end 2007 made much ado about nothing. Net income increased a mere 1.6% from 2006 to 2007. In a letter to shareholders, LNB eagerly told you that their strategy is working because the financial results have “shown marked improvement from the first half of the year to the second half of 2007.” What LNB failed to point out is that the financial results for the first half of 2007 were the worst first half results in at least the last five years — anything but a “marked improvement” would have been disastrous.
According to a recent survey of Ohio banks prepared by the respected investment banking firm Stifel Nicolaus, LNB compares poorly to other Ohio banks in a number of key performance indicators. With a return on average assets, or ROAA, of 0.52%, LNB ranks 36th of the 45 banks surveyed by Stifel Nicolaus, 33% below Ohio banks’ average ROAA. LNB’s return on average equity, or ROAE, of 6.37% ranks 31st of the 45 banks surveyed, also well below average. LNB’s efficiency ratio, which is a ratio of expenses to revenue, ranks 33rd of 44. Finally, LNB’s ratio of non-performing assets to assets is 1.37%, 30th of the 36 banks for which this information was available and 69% below the average.
LNB’s poor performance has been reflected in its stock price which has steadily declined over the last several years, as reflected in the graph below. LNB’s highest stock price over the last three years occurred on January 3, 2005 ($20.30 per share) and its low, coincidentally, occurred on January 21, 2008 ($12.99). In addition, LNB’s total share value, or market cap, has declined over $27 million since 2005, even including the additional issuance of shares in the Morgan Bank acquisition.
We are not satisfied with this level of performance. Are you?
Responsiveness
We do not believe that LNB’s current board and management is responsive to the concerns of its shareholders.
In September 2007, Gerald R. Armstrong, one of our fellow LNB shareholders, requested that LNB do away with its staggered board. In his letter to LNB, Mr. Armstrong pointed out that the shareholders of many banks, including KeyCorp and Fifth Third Bancorp, have passed resolutions to de-stagger their boards by wide margins. He asked LNB to voluntarily consider his proposal. Instead, LNB chose to reject the proposal, claiming that Mr. Armstrong was not eligible to make it. LNB’s board refuses to recognize the concerns of its shareholders. We support Mr. Armstrong’s proposal and intend, through Proposal 1, to seek to de-classify the board so that all of LNB’s directors are accountable to the shareholders every year.
In December 2007, we wrote to Sharon L. Churchill, LNB’s chief financial officer, regarding certain accounting policies the bank had adopted for the first quarter of 2007. According to LNB’s SEC filings, it appears that LNB avoided reporting a $1.2 million loss in the first quarter of 2007 by virtue of its adoption of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. We were concerned about the propriety of LNB’s use of Statement No. 159 and sought further explanation from LNB regarding its adoption of the statement. We never received a response to our letter.
We are also concerned about the relatively large amount of loans that LNB has outstanding to its officers and directors and their affiliates. At year-end 2006 the bank had outstanding loans to related parties of almost $25 million, representing nearly 4% of LNB’s net loan portfolio. We believe that this loan exposure to insiders is unusual for similarly situated banks. We requested additional information from Ms. Churchill, and posed several questions, related to these loans. For example, we have requested that the bank make public the range and average term and interest rates for these loans and the percentage of these loans that are non-recourse. We never received a response to our letter.
AMG sent a letter to LNB asking them to support proposals 1, 2 and 3 in the interest of good corporate governance practices. We never received a direct response. However, LNB’s preliminary proxy statement filed with the SEC indicates that they are going to oppose our proposals.
LNB is not responsive to its largest shareholder and is not responsive to the concerns of its shareholders. In its preliminary proxy filing with the SEC, LNB indicates that shareholders have the opportunity to express their views regarding the board’s performance by, among other things, communicating with the board in writing by sending a letter. We communicated in writing with the company on more than five occasions. With respect to the two letters to Ms. Churchill mentioned above, we received no response.
If LNB won’t respond to its largest shareholder, who will it respond to?
A Company in Disarray
In the last few years, there has been rampant turnover in LNB’s executive management. Since January 1, 2005, LNB has seen two new chief executive officers and two new chief financial officers. LNB appointed a new chief financial officer in March 2007 and appointed the former chief financial officer, Terry M. White, to the position of chief operating officer. Mr. White announced on January 15, 2008 that he was resigning from the company.
We believe that LNB’s leadership is in chaos. We need to return order to LNB.
Why is Mr. Klimas continuing to benefit from LNB’s poor performance?
While operating results have continued to deteriorate, LNB’s chief executive officer, Daniel E. Klimas, received a bonus for each of 2006 and 2007.

In February 2005, LNB entered into an employment agreement with Mr. Klimas whereby LNB agreed to provide for long-term compensation incentives for Mr. Klimas. LNB’s 2006 chief executive officer long term incentive plan provided for a possible incentive payment to Mr. Klimas of up to 50% of his base pay in the sole discretion of LNB’s compensation committee. The plan developed such nebulous goals as “growth in the overall business of [LNB] in Lorain county and Cuyahoga county” and other unmentioned subjective performance goals established by the compensation committee. Even though LNB’s net income fell approximately 15% from 2005 to 2006, Mr. Klimas was awarded a $105,000 bonus.
In early 2007, LNB created the 2007 CEO short-tem incentive plan which covers the 2007 fiscal year. This plan provides for an undisclosed profitability goal that, if met, could lead to a bonus of up to 75% of Mr. Klimas’ base salary. LNB stated that, in order for any bonus to be payable to Mr. Klimas under the plan, LNB must achieve 100% of a specified (but undisclosed) target profitability goal. In addition, LNB announced in January 2008 that its compensation committee had approved the adoption of a 2007 CEO long-term incentive plan that covers the 2007 fiscal year and could award Mr. Klimas up to 50% of his base salary. The long-term incentive plan provides for more subjective goals. Absent from the 2007 long-term plan is any mention of profitability goals.
According to LNB’s press release, the purpose of the plan was “to provide the CEO of [LNB] with a long term incentive to achieve superior personal performance at [LNB] during 2007 in order to benefit [LNB] and its shareholders.” A purpose diminished by the fact that the plan was adopted after the end of the 2007 fiscal year while LNB’s compensation committee should have known what, if any, of the enumerated subjective goals had been met. Why would LNB’s compensation committee adopt a 2007 long-term incentive plan for Mr. Klimas in early 2008, after the 2007 fiscal year is complete?
As discussed above, LNB released its fourth quarter and year-end 2007 results on January 31, 2008. Net income for 2007 increased only $88,000 over 2006, a 1.6% increase. On February 6, 2008, LNB announced that the compensation committee had approved a cash bonus to Mr. Klimas of $100,000 under the 2007 long-term incentive plan. In addition, he was granted a nonqualified stock option to purchase 50,000 LNB shares at $14.47 per share. So while the financial position of LNB only improved $88,000 in 2007 over 2006, Mr. Klimas was awarded additional compensation of more than $100,000. What did shareholders get?
LNB needs new leadership now.
Action Plan
LNB must formulate and implement a plan to improve its performance or consider strategic alternatives. In our opinion, based on the bank’s performance, the current board, with 13 members, has been unable to perform its role adequately. We believe that to operate effectively and efficiently the size of LNB’s board must be reduced to reflect the size of the company. In addition, we do not believe LNB’s classified board structure is in shareholders’ best interest because it reduces accountability to shareholders. We feel the shareholders should be given the opportunity to right-size and de-classify the board, remove many of the current directors and replace them with individuals with significant business and banking experience who are sensitive to shareholder concerns. LNB argues that AMG’s ownership of 8.2% of LNB’s shares does not entitle it to representation on the board. An interesting comment coming from a board where only three members own more than 1% each and the collective 13 members own just slightly more than AMG in total. AMG is not trying to control LNB with only a third of the board seats, as LNB argues. Instead, AMG is trying to inject new life into the board to improve LNB for all shareholders.
We do not believe that LNB’s current long-term strategic “plan” is working. LNB needs change now.

QUESTIONS and ANSWERS

Q:	Why am i receiving this proxy statment?

A:	You are receiving this proxy statement and the accompanying BLUE proxy card because you own LNB shares. This proxy statement contains information related to the solicitation of proxies by AMG for use at the special meeting of LNB shareholders to be held on March 18, 2008 at 10 a.m. local time, at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052.

Q:	Who is entitled to vote?

A:	The record date is February 15, 2008. Only holders of LNB’s common stock as of the close of business on February 15, 2008 are entitled to vote. Each share of common stock is entitled to one vote.

Q:	How do I vote?

A:	Sign and date only the enclosed BLUE proxy card and return it in the prepaid envelope. If you do not mark any selections, your proxy card will be voted in favor of our proposals and nominees. You have the right to revoke your proxy any time before the meeting by
•	notifying D. F King & Co., our proxy solicitor, or LNB’s secretary,

•	voting in person, or

•	returning a later-dated proxy.
If you return your signed BLUE proxy card, but do not indicate your voting preferences, Richard M. Osborne or Steven A. Calabrese will vote FOR our proposals and FOR our nominees on your behalf.

Q:	What shares are included on the proxy card and what does it mean if I get more than one blue proxy card?

A:	The number of shares printed on your BLUE proxy card(s) represents all your shares under a particular registration. Receipt of more than one BLUE proxy card means that your shares are registered differently and are in more than one account. Sign and return all BLUE proxy cards to ensure that all your shares are voted.

Q:	What should I do if I receive a Gold proxy card from LNB’s board?

A:	You may receive a gold proxy card(s), which is being solicited by the board. We urge you to discard any gold proxy card or voting instruction forms sent to you by LNB. If you submit a proxy to us by signing and returning the enclosed BLUE proxy card, do not sign or return the gold proxy card or follow any voting instructions provided to you by LNB unless you intend to change your vote, because only your latest-dated proxy will be counted.

If you have already sent a gold proxy card to LNB, we urge you to revoke it simply by signing, dating and returning the enclosed BLUE proxy card. Only the latest-dated card returned will be counted. It is therefore very important that you date your proxy. It is not necessary to contact LNB for your revocation to be effective.

If you need assistance, please contact D.F. King & Co., Inc., our proxy solicitor, by telephone at 800-549-6746.

Q:	What constitutes a quorum?

A:	The number of shares held by the shareholders present in person or by proxy at the special meeting constitutes a quorum for the transaction of business at the special meeting. Abstentions and “broker non-votes” will be counted for the purpose of determining the number of shares present at the special meeting. So long as one shareholder is present in person or by proxy at the special meeting, a quorum is present for the transaction of business at the special meeting. If you submit a properly executed BLUE proxy card, you will be considered part of the quorum. If you are present or represented by a proxy at the annual meeting and you abstain, your abstention will have the same effect as a vote against a proposal.

Q:	What is the effect of “broker non-votes”?

A:	A “broker non-vote” occurs when a brokerage firm holding shares for a beneficial owner does not vote on a particular proposal because it does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner (despite voting on at least one other proposal for which it does have discretionary authority or for which it has received instructions). Institutions that hold shares in “street name” for customers have the authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, they are precluded from exercising their voting discretion with respect to the approval of “non-routine” matters, such as the proposals in this proxy statement, because they are being opposed by LNB’s management. Therefore, brokers will not have discretion to vote your shares if you hold your shares in “street name” (e.g., through a brokerage firm) and, unless instructed by their customer, do not send in a proxy card or voting instructions to vote the shares they hold in “street name.”

“Broker non-votes” will count as votes present for the purpose of determining whether a quorum is present. “Broker non-votes” are not counted for the purposes of electing directors (Proposal 5). Because the remaining proposals require the affirmative vote of a percentage of the outstanding shares, “broker non-votes” will have the same effect as a negative vote on each proposal.

Q:	Who can attend the special meeting?

A:	All shareholders of LNB as of the record date, February 15, 2008, can attend.

Q:	Who is LNB’s largest principal shareholder?

A:	AMG owns 600,000 shares of LNB’s common stock, or 8.2% of the stock entitled to vote at the special meeting. (See Annex A for more details)

Q:	What percentage of stock are LNB’s directors and executive officers entitled to vote at the special meeting?

A:	Together, they are entitled to vote 672,490 shares, or 9.2% of the common stock entitled to vote at the annual meeting. (See Annex B for more details.)

Q:	Who pays for AMG’s solicitation expenses?

A:	We will bear the entire expense of preparing this proxy statement and the soliciting of proxies (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation and litigation). Proxies may be solicited by AMG, its members, agents or representatives by phone, fax, email, mail, or personal solicitation. We will ask banks, brokerage houses, and other custodians, nominees, and fiduciaries to forward solicitation material to the beneficial owners of LNB shares that these institutions hold. We will reimburse these institutions for their reasonable out-of-pocket expenses.

We have retained D.F. King & Co., Inc. to assist us in the solicitation of proxies at a fee estimated at $25,000. We will reimburse D.F. King for its reasonable out-of-pocket expenses. D.F. King will utilize approximately 25 persons in its solicitation efforts.

We estimate that our total expenditures relating to the solicitation of proxies for approval of the proposals at this special meeting will be approximately $100,000 (including, without limitation, costs, if any, related to advertising, printing, fees of attorneys, financial advisors, solicitors, accountants, public relations, transportation, and litigation). Total expenditures to date relating to these solicitations have been approximately $40,000.

PROPOSAL ONE
APPROVE AN AMENDMENT TO LNB’S ARTICLES OF INCORPORATION TO ADD A PROVISION FOR THE ANNUAL ELECTION OF DIRECTORS
We propose to amend LNB’s articles of incorporation to add a provision for the annual election of directors, as set forth below. Currently, LNB’s code of regulations (Article IV, Section 1(e)) provides that the board of directors shall be divided into three classes, with an equal number of directors in each class and with directors in each class standing for election at every third annual meeting of shareholders.
Pursuant to Article VIII, Section 2 (Conflicts of Instruments) of LNB’s code of regulations, the addition of a provision to LNB’s articles of incorporation providing for the annual election of directors would have the effect of overriding, or trumping, the board classification provision in LNB’s code of regulations, as LNB’s articles of incorporation are “superior to” the code of regulations. Therefore, the result of this amendment would be to de-classify LNB’s board of directors.
We believe that the election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of LNB and its shareholders.
LNB’s board of directors is currently divided into three classes, with each class elected to a three-year term. Eliminating this classification system would require each director to stand for election annually and would give shareholders an opportunity to register their views on the performance of the board collectively and each director individually.
Several recent academic studies have found a significant positive relationship between governance practices that empower shareholders (such as de-classifying the board) and company value. For example, Harvard Law School’s Lucian A. Bebchuk and Alma Cohen found evidence that staggered boards cause an economically meaningful reduction in the value of a company (“The Costs of Entrenched Boards,” Journal of Financial Economics, 2005). Professor Bebchuk and his colleagues also determined that a staggered board provides no countervailing benefit, such as a higher purchase price premium upon the sale of the company (“The Powerful Antitakeover Force of Staggered Board,” Stanford Law Review, 2002).
Investors increasingly favor requiring annual elections for all directors. Shareholder proposals recommending annual elections received, on average, 63.9% of the vote in the first half of 2007, according to Institutional Shareholder Services (ISS) (2007 ISS Postseason Report). ISS also found that the prevalence of classified boards among S&P 500 companies has fallen dramatically, putting companies with classified boards in the minority.
We regard as unfounded the concern expressed by management of some companies that the annual election of all directors could destabilize the board or leave the company without experienced directors. The directors of most public companies are routinely re-elected every year. In the unlikely event that shareholders do vote to replace a significant number of the board members, such a decision would express enormous dissatisfaction with the incumbent directors and would reflect an urgent need for change. We feel that annually elected directors are equally capable of focusing on the long-term performance of our company and would also be more accountable to LNB’s shareholders.
Amendment
If the amendment to LNB’s articles of incorporation is adopted pursuant to this proposal, the addition to the articles would read as follows (additions indicated by underlining):
“EIGHTH. Members of the Board (“Directors”) shall be elected annually to serve until the next annual meeting of shareholders and until their successors are elected and qualified.”
If approved, a de-classification of the board cannot, of itself, shorten the term of any incumbent director. Therefore, in order not to affect the unexpired terms of the previously-elected directors, each class would be elected to a one-year term beginning in the year in which that class would be re-elected — Class I directors in 2008, Class II directors in 2009 and Class III directors in 2010. However, if any current director is removed pursuant to Proposal 4 and our nominee is elected to fill that vacancy, our nominees have agreed to a one-year term beginning immediately if this proposal is approved. In addition, any current director who is not removed pursuant to Proposal 4 can voluntarily agree to an immediate one-year term if this proposal is approved.
Vote Required
Pursuant to Ohio law (ORC Section 1701.71(A)(1)), LNB’s articles of incorporation may be amended by the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares and also by the affirmative vote of the holders of at least a majority of disinterested shares voted on the proposal as determined by Ohio law. A vote of the “disinterested shares” would exclude the vote of any “interested shareholder” as defined by Ohio law. We do not believe, based on SEC filings, that LNB has a shareholder that would meet the definition of “interested shareholder.” Therefore, this proposal would require the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares.
The BLUE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal and the amendment.
We urge you to vote FOR this proposal on the enclosed BLUE proxy card.

PROPOSAL TWO
APPROVE AN AMENDMENT TO LNB’S ARTICLES OF INCORPORATION
TO ADD A PROVISION TO SET THE NUMBER OF DIRECTORS AT
A MAXIMUM OF NINE AND A MINIMUM OF THREE
We propose to amend LNB’s articles of incorporation to add a provision to set the number of directors at a maximum of nine and a minimum of three and initially set the number of directors at nine, as set forth below. Currently, the size of LNB’s board of directors is fixed at 15 members by LNB’s code of regulations (Article IV, Section 1(a)). However, LNB’s current board consists of 13 members.
Pursuant to Article VIII, Section 2 (Conflicts of Instruments) of LNB’s code of regulations, the addition of a provision to LNB’s articles of incorporation setting the number of directors at a maximum of nine and a minimum of three would have the effect of overriding, or trumping, LNB’s code of regulation, as LNB’s articles of incorporation are “superior to” the code of regulations. Therefore, the result of this amendment will be to reduce the size of the board to a maximum of nine members and a minimum of three members with nine members initially.
LNB contends that the size of the board does not impede the fulfillment of its oversight responsibilities. We are proposing this amendment because we believe that a smaller board can operate more effectively and efficiently for the benefit of all of LNB’s shareholders.
Amendment
If the amendment to LNB’s articles of incorporation is adopted pursuant to this proposal, the addition to the articles would read as follows (additions indicated by underlining):
“NINTH. The number of Directors shall be no more than nine (9) and no less than three (3). The number of Directors shall initially be set at nine.”
No reduction in the size of the board will, of itself, shorten the term of any incumbent director. Therefore, if this Proposal 2 is approved and so long as LNB’s board is divided into three classes of directors, then each class of directors will be reduced pro-rata over the next three years until there are no more than nine members of the board of directors in total. In addition, the removal of directors pursuant to Proposal 4 cannot, of itself, have the effect of reducing the size of the board. Therefore, if this proposal is not approved and the board continues to have 15 members, the removal of directors which would result in less than 15 members will not have the effect of reducing the size of the board, but rather the board will have vacancies that can be filled by the board or shareholders in some instances. However, if Proposal 3 is approved, vacancies created by the removal of directors can only be filled by shareholders.
Vote Required
Pursuant to Ohio law (ORC Section 1701.71(A)(1)), LNB’s articles of incorporation may be amended by the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares.
The BLUE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal and the amendment.
We urge you to vote FOR this proposal on the enclosed BLUE proxy card.

PROPOSAL THREE
APPROVE AN AMENDMENT TO LNB’S ARTICLES OF INCORPORATION
TO ADD A PROVISION TO GOVERN THE REMOVAL OF DIRECTORS
AND THE FILLING OF VACANCIES
We propose to amend LNB’s articles of incorporation to add a provision to govern the removal of directors and the filling of vacancies created by such removal, as set forth below. Currently, LNB’s code of regulations (Article IV, Section 2(b)) provides that any director may be removed from the board (with or without cause) at any time and without notice or demand by the vote of the holders of at least 75% of LNB’s shares. Vacancies under the code of regulations resulting from the removal of a director (Article IV, Section 2(d)) may be filled by the vote of the majority of the remaining directors. The removal of directors pursuant to the proposed amendment to LNB’s articles of incorporation would provide that any director may be removed (with or without cause) at any time by the holders of a majority of LNB’s shares and that vacancies occurring on the board resulting from the removal of directors by the shareholders may not be filled by the board and shall only be filled by a plurality of the votes cast by shareholders.
Pursuant to Article VIII, Section 2 (Conflicts of Instruments) of LNB’s code of regulations, the addition of a provision to LNB’s articles of incorporation governing the removal of directors would have the effect of overriding, or trumping, the director removal provision in LNB’s code of regulations, as LNB’s articles of incorporation are “superior to” the code of regulations. Therefore, the result of this amendment will be to lessen the vote required to remove directors (with or without cause) and to only allow shareholders to vote to fill vacancies created by such removals.
LNB’s code of regulations requires the vote of 75% of the outstanding shares to remove a director, with or without cause. Given that abstentions and “broker non-votes” count against a proposal to remove a director, it could be very difficult to remove a director pursuant to the code of regulations. We, and an increasing number of investors, have come to believe that super-majority requirements allow minorities to protect their special interest and block proposals supported by most shareholders. We believe that directors should be held accountable. In our opinion, a super-majority provision to remove directors does not allow shareholders to enforce this accountability.
Amendment
If the amendment to LNB’s articles of incorporation is adopted pursuant to this proposal, the addition to the articles would read as follows (additions indicated by underlining):
“TENTH. Directors may be removed from the Board (with or without cause) at any time and without notice or demand by the vote of the holders of a majority of LNB’s Shares. Any vacancy occurring in the Board resulting from the removal of members of the Board by shareholders may not be filled by the Board and shall only be filled by a plurality of the votes cast by shareholders.”

If approved, this proposal will become effective immediately.
Vote Required
Pursuant to Ohio law (ORC Section 1701.71(A)(1)), LNB’s articles of incorporation may be amended by the affirmative vote of holders of at least two-thirds (66 2/3%) of LNB’s outstanding shares.
The BLUE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal and the amendment.
We urge you to vote FOR this proposal on the enclosed BLUE proxy card.

PROPOSAL FOUR
REMOVE, WITHOUT CAUSE, CERTAIN EXISTING DIRECTORS
We are seeking to remove the following incumbent directors from the board and any other person elected or appointed to the board by the members of the board since January 31, 2008 to fill vacancy on the board or any newly-created directorships without cause:
•	Terry D. Goode

•	James R. Herrick

•	Kevin C. Martin

•	Benjamin C. Norton

•	John W. Schaeffer

•	Robert M. Campana

•	James F. Kidd

•	Daniel E. Klimas

•	Jeffrey F. Riddell

•	Donald F. Zwilling
We are seeking the removal of these directors because we believe that the current directors have failed to formulate and implement a plan to improve LNB’s performance. In our opinion, based on the bank’s performance, the current board has been unable to perform its role adequately. We want to provide you with an alternative — that is the opportunity to replace the majority of the board with new members with a different base of experience and expertise, and a different set of perspectives, ideas and viewpoints. In our opinion, LNB would benefit from fresh perspectives, fresh ideas, fresh viewpoints and new energy as it seeks to confront the current challenges and the challenges that lie ahead. Our nominees will take a fresh look at many of LNB’s current initiatives and practices to improve the business, operations, financial condition and strategic direction of the bank. Among other things, the nominees will conduct a meaningful review of LNB’s operational and strategic plans to ensure that the enhancement of shareholder value is one of these ultimate objectives.
However, we are not proposing the removal of Daniel P. Batista, Martin J. Erbaugh (a new member from the Morgan Bank acquisition) or Lee C. Howley (the chairman of the audit committee and member of the executive committee), which we believe will help to provide continuity on the board.
If directors are removed pursuant to this proposal, we will seek to elect our own nominees to the board as specified in Proposal 5.
In its most recent filing with the SEC on February 13, 2008, LNB contends for the first time that its shareholders cannot remove directors without cause because LNB has a classified board. LNB claims that a 2002 Ohio law amendment trumps the director removal provisions in LNB’s code. As stated above, LNB’s code allows shareholders to remove directors with or without cause. This is a new theory from LNB since this is the first time in four months of “discussing” this special meeting that LNB has asserted that shareholders cannot remove directors without cause. In fact, in LNB’s filing of its preliminary proxy statement on February 5, 2008, LNB stated that “removal of any LNB director without cause [emphasis added] . . . requires the affirmative vote of the holders of at least seventy-five percent (75%) of the outstanding common shares.” In addition, LNB argued that shareholders did not need to de-classify LNB’s board because the directors were accountable to shareholders through the removal procedures permitted by the code. We disagree with LNB’s interpretation of Ohio law. We contend that Ohio law expressly allows a company’s charter documents to allow removal of directors for cause when they have a classified board. We believe that LNB’s code, which expressly empowers shareholders to remove directors without cause, prevails. However, if Proposal 1 is approved at this meeting, then this will not be an issue because LNB would no longer have a classified board.
Vote Required
If Proposal 3 is approved at this special meeting, then each of these directors may be removed from the board by the affirmative vote of holders of a majority of LNB’s shares.

If Proposal 3 is not approved at this special meeting, then pursuant to Article IV, Section 2(b) of the code of regulations, each of these directors may be removed from the board by the affirmative vote of holders of 75% (three-quarters) of LNB’s shares.
The BLUE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal.
We urge you to vote FOR this proposal and the removal of each director on the enclosed BLUE proxy card.

PROPOSAL FIVE
ELECTION OF DIRECTORS
We propose that you elect Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith to LNB’s board of directors at the special meeting. However, our nominees may only be elected if one or more of the current directors are removed pursuant to Proposal 4 as shown in the following table:

Directors removed pursuant to Proposal 4:	Nominees elected

None	-0-
One	Osborne
Two	Osborne and Merkel
Three	Osborne, Merkel and Smith

If Proposal 3 passes and there are vacancies on the board, the vacancies may only be filled by the shareholders. However, if Proposal 3 does not pass, any vacancies on the board may be filled by either the remaining directors or shareholders.
If elected, each nominee would be entitled to serve in a class of directors until the term of that class expires. If Proposal 1 to de-classify the board is approved at this special meeting, then once each class term expires, those directors would be subject to annual election, if nominated. However, our nominees have agreed that, if elected, they will serve only a one-year term and will be subject to re-election annually, effective immediately. Therefore, our nominees have agreed that if they are not re-elected annually, they will no longer be a director.
We believe that all of our nominees would be deemed “independent” under the relevant rules of the NASDAQ Stock Market. We also believe that one of our nominees, Mr. Smith, would qualify as an “audit committee financial expert,” as that term is defined by the SEC and the NASDAQ Stock Market. Each of our nominees has consented to being named in this proxy statement and to serve as a director of LNB if elected.
By electing our nominees to the board, you will send a message to LNB that shareholders have suffered long enough and that you now expect results and you will hold the board and management accountable for delivering them.
The Nominees
Set forth below are the name, age, present principal occupation, employment history for at least the past five years and directorships of publicly-held companies for each of our nominees. None of the entities referenced below is a parent or subsidiary of LNB.

		Present Principal Occupation and Five Year
Name	Age	Employment History

Richard M. Osborne	62	Mr. Osborne is the president and chief executive officer of OsAir, Inc., a company he founded in 1963, which operates as a property developer and manufacturer of industrial gases for pipeline delivery. Since September 1998, Mr. Osborne has been chairman of the board, chief executive officer and a director of John D. Oil and Gas Company, a publicly-held oil and gas exploration company in Mentor, Ohio. He is also chairman of the board of Corning Natural Gas Corporation, a public natural gas utility company in Corning, New York, and chairman of the board of Energy West, Incorporated, a public utility company in Great Falls, Montana. From 1994 to 2003, Mr. Osborne served as vice-chairman of the board of GLB Bancorp in Mentor, Ohio.

		Present Principal Occupation and Five Year
Name	Age	Employment History

Daniel G. Merkel	64	Mr. Merkel was regional president - commercial lending from 2001 to 2006 and senior vice president - commercial lending from 1995 to 2001 of Republic Bancorp, Inc., a $6.2 billion commercial bank with offices in Michigan, Ohio and Indiana. Republic Bancorp merged with Citizens Bank in December 2006. Mr. Merkel is also a retired Naval captain.

Thomas J. Smith	63	Mr. Smith is chief financial officer and a director of Energy West. From 1999 to 2006, he was the president, chief operating officer and a director of John D. Oil and Gas. Mr. Smith is currently a director of John D. Oil and Gas. Since 2003, he has been president, treasurer and secretary of Northeast Ohio Natural Gas Corporation, a natural gas distribution company in Mentor, Ohio, and since 2002 he has been president, treasurer and secretary of Orwell Natural Gas Company, a natural gas distribution company in Mentor, Ohio. He is also a director of Corning Natural Gas. In addition, Mr. Smith has more than 20 years of direct banking experience. From 1994 to 2003, Mr. Smith was a director of GLB Bancorp. In addition, from July of 1994 to May of 1995, he served as treasurer of Great Lakes Bank. Mr. Smith is a Certified Public Accountant.
If elected to the board, our nominees intend to work actively with management and the remaining members of the board to effectuate a successful operational turnaround of LNB with the objective of enhancing shareholder value. However, there can be no assurance that the actions of our nominees, if elected, would improve LNB’s business or enhance shareholder value. In addition, our nominees, if elected, will not constitute a majority of LNB’s board of directors. Therefore, our nominees would not be able to take action at a meeting of the board at which all directors are present without the support of other directors.
LNB argues that the removal of ten of LNB’s current director and the election of our three nominees would constitute a “change of control” under certain of LNB’s employment agreements and compensation arrangements with its officers and employees, which may trigger payments and the acceleration of benefits which could result in increased costs and expenses for LNB. A “change of control” would occur if the current directors of LNB cease to constitute at least a majority of LNB’s board of directors. Under this definition, all ten directors would have to be removed by shareholders and all of our nominees elected in their place. However, that would not in and of itself trigger payments under the employment agreements. Rather, the employee would have to be terminated by LNB “without cause” and/or quit for “good reason.” We have no current intention to terminate any officer of LNB. Further, the severance payments to each of Mr. Klimas and Mr. Dougherty would be exactly the same whether a change of control has occurred or not. It is also interesting to note that LNB is arguing that you should not remove the current directors because these severance agreements could be triggered. LNB’s board, not its shareholders, approved these agreements. The effect of these agreements is to entrench the board and management and that is exactly what the board is doing — using these agreements as one more excuse to keep their board seats regardless of the company’s performance.
We do not expect that our nominees will be unable to stand for election but in the event that they are unable to serve or for good cause will not serve, the shares represented by the enclosed BLUE proxy card will be voted for substitute nominees. In addition, we reserve the right to nominate substitute persons if LNB makes or announces any changes to its code or articles of incorporation or takes or announces any other action that has, or if consummated would have, the effect of disqualifying our nominees. In any such case, shares represented by the enclosed BLUE proxy card will be voted for our substitute nominees.
Our nominees will not receive any compensation from AMG for their services as directors of LNB. Our nominees, if elected, would receive the same compensation as the existing directors, payable in accordance with LNB’s existing payment practices.
Vote Required

This proposal requires that directors be elected by a plurality of the votes cast. For example, those candidates receiving the largest number of votes in favor of election for the number of open positions are elected. “Broker non-votes” are not counted for the purposes of electing directors.
If you have signed the BLUE proxy card and no marking is made, you will be deemed to have given direction to vote all of your shares represented by the BLUE proxy card for AMG’s nominees.
We urge you to vote FOR the election of each of our nominees on the enclosed BLUE proxy card.

PROPOSAL SIX
TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO
SOLICIT ADDITIONAL PROXIES TO VOTE IN FAVOR OF
PROPOSALS ONE THROUGH FIVE
According to LNB’s code of regulations (Article II, Section 5(b)), a majority of the shares of LNB represented at a meeting, even if less than a quorum, may adjourn the meeting from time to time to time, without further notice if the date, time and place to which the meeting are adjourned is fixed and announced at the meeting. At any adjourned meeting, shareholders may transact any business that might be transacted at the original meeting.
We are seeking the approval to adjourn the special meeting, if necessary, to solicit additional proxies to vote in favor of Proposals 1 through 5.
Vote Required
A majority of the shares of LNB represented at a meeting, even if less than a quorum, may adjourn the special meeting.
The BLUE proxy card will be voted in favor of this proposal unless otherwise instructed by you. Abstentions and shares not voted by brokers and other entities holding shares on behalf of the beneficial owners will have the same effect as votes cast against this proposal.
We urge you to vote FOR this proposal on the enclosed BLUE proxy card.

PROPOSAL SEVEN
TO VOTE FOR A PROPOSAL BY AMG TO OPPOSE ANY PROPOSAL BY LNB TO
ADJOURN OR POSTPONE THE SPECIAL MEETING
If LNB seeks to adjourn or postpone the special meeting for the purpose of soliciting additional proxies in the event there are not sufficient votes at the time of the special meeting to defeat our proposals, we are seeking your approval to vote against LNB’s adjournment or postponement of the special meeting.
We urge you to vote FOR our proposal to oppose any proposal by LNB to adjourn or postpone the special meeting for the purpose of soliciting additional proxies in opposition to our proposals.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT
Annex B to this proxy statement sets forth certain information regarding beneficial ownership of LNB’s shares taken from LNB’s special meeting preliminary proxy statement, filed with the SEC on February 13, 2008.
FUTURE SHAREHOLDER PROPOSALS
According to LNB’s special meeting preliminary proxy statement filed with the SEC on February 13, 2008, any LNB shareholder who wished to submit a proposal for inclusion in the proxy material to be distributed by LNB in connection with its annual meeting of shareholders to be held in 2008 must have done so no later than November 17, 2007. To be considered eligible for inclusion in LNB’s proxy statement in connection with its annual meeting of shareholder to be held in 2008, a proposal must have conformed to the requirements of Regulation 14A under the Securities Exchange Act of 1934, as amended. Shareholder proposals should have been directed to LNB Bancorp, Inc., Attention: Investor Relations, 457 Broadway, Lorain, Ohio 44052. Accordingly, the deadline for submission of a proposal for inclusion in such proxy material has passed. Unless notice of a shareholder proposal for the 2008 annual meeting of shareholders was received by LNB not later than January 31, 2008, LNB intends that proxies received by it will be voted in the interest of LNB in accordance with the judgment of the board.
LNB’s code of regulations establishes advance notice procedures as to the nomination by shareholders of candidates for election as directors. In order to make a director nomination, it is necessary that you notify LNB in writing no fewer than 14 days nor more than 50 days in advance of next year’s annual meeting unless LNB gives you less than 21 days notice of the annual meeting and then notice of nominations must be given no later than the seventh day after LNB mailed notice of the annual meeting to you. Notice of nominations of directors must also meet all other requirements contained in LNB’s code of regulations. You may obtain the code of regulations by written request. Such request should be directed to LNB Bancorp, Inc., Attention: Corporate Secretary, 457 Broadway, Lorain, OH 44052.
CERTAIN INFORMATION CONCERNING THE PARTICIPANTS
IN THIS SOLICITATION
Each of AMG, Richard M. Osborne, Steven A. Calabrese, Daniel G. Merkel and Thomas J. Smith is a “participant” in this solicitation. The address of AMG and the business address of Messrs. Osborne and Smith is 8500 Station Street, Suite 113, Mentor, Ohio 44060. The business address of Mr. Calabrese is 1110 Euclid Avenue, Suite 300, Cleveland, Ohio 44115. The address of Mr. Merkel is 4293 Emerald Boulevard, Richfield, Ohio 44268. The principal business of AMG is to acquire, hold, sell or otherwise invest in all types of securities and other instruments. Information regarding Messrs. Osborne, Merkel and Smith is set forth above under “Proposal Five — Election of Directors — The Nominees.” Mr. Calabrese’s principal occupation is managing partner of Calabrese, Racek and Markos, Inc, which operates a number of commercial real estate companies in Cleveland, Ohio and Tampa, Florida. The firm specializes in evaluation, market research and reporting, management, construction and development services for commercial and industrial real estate. Mr. Calabrese is a member of the board of directors of Energy West, Incorporated and John D. Oil and Gas Company.
Annex A lists certain information regarding ownership of LNB’s stock by AMG and Mr. Merkel and transactions in shares made by them during the last two years. AMG beneficially owns 600,000 shares of LNB’s stock, or approximately 8.2% of the outstanding shares. AMG may, however, change or alter its investment strategy at any time to increase or decrease its holdings in LNB. The amount of funds expended by AMG to acquire the LNB shares it beneficially owns was $8,577,450 (excluding commissions). The source of funds for this consideration was a combination of working capital of AMG and margin debt from Wachovia Securities. Interest on the margin debt is computed at a select rate above the rate banks charge securities brokers, or call money rate, and is subject to change, without notice, if the call money rate changes. To the extent permitted by law, Wachovia has a lien on certain of AMG’s LNB shares. Mr. Merkel beneficially owns 10 shares of LNB, or less than 1% of the outstanding shares. Messrs. Osborne and Calabrese do not own shares of LNB other than through their ownership of AMG. Mr. Smith does not own shares of LNB.
AMG intends to vote its shares FOR the proposals and FOR the nominees in this proxy statement.
Except as described in this proxy statement, AMG is not now, nor has it been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of LNB (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies).
There are no material proceedings to which AMG, Mr. Osborne, Mr. Calabrese, Mr. Merkel or Mr. Smith or any of their associates is a party adverse to LNB or any of its subsidiaries or has a material interest adverse to LNB or any of its subsidiaries. Except as described in this solicitation statement, none of AMG, Mr. Osborne, Mr. Calabrese, Mr. Merkel or Mr. Smith nor any of their associates has any interest in the matters to be voted upon at the special meeting, other than an interest, if any, as a shareholder of LNB.
Mr. Calabrese is the managing partner of Calabrese, Racek and Markos, Inc. (CRM), a full-service commercial/industrial real estate firm. CRM provides consulting and appraisal services for borrowers and banks throughout Northeast Ohio, including LNB. Mr. Calabrese believes the fees received by CRM from matters involving LNB are less than $25,000 annually. In addition, Mr. Calabrese and/or CRM are partners of and/or manage various limited partnerships, some of which may have obtained loans from LNB in the ordinary course of business. Mr. Calabrese has no reason to believe that these loans would not be on substantially the same terms LNB offers to other customers. Except as described in this proxy statement, none of AMG, Mr. Osborne, Mr. Calabrese, Mr. Merkel or Mr. Smith nor any of their associates (i) has engaged in or has a direct or indirect interest in any transaction or series of transactions since the beginning of LNB’s last fiscal year, or in any currently proposed transaction, to which LNB or any of its subsidiaries is a party where the amount involved was in excess of $120,000 and in which such person had, or will have, a direct or indirect material interest; (ii) has been indebted to LNB or any of its subsidiaries; (iii) has borrowed any funds for the purpose of acquiring or holding any securities of LNB, or is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to either any securities of LNB, any future employment by LNB or its affiliates, or any future transaction to which LNB or any of its affiliates will or may be a party; (iv) has purchased or sold any securities of LNB within the past two years; or (v) is the direct or indirect beneficial or record owner of any securities of LNB or any parent or subsidiary of LNB.

We do not expect to receive any fees or other compensation as a result of this solicitation of proxies approving our proposals.
ADDITIONAL INFORMATION
The principal executive offices of LNB are located at 457 Broadway, Lorain, Ohio 44052. Except as otherwise noted herein, the information in this proxy statement concerning LNB has been taken from or is based upon documents and records on file with the SEC and other publicly available information. Although we do not have any knowledge indicating that any statement contained herein is untrue, we do not take any responsibility for the accuracy or completeness of statements taken from public documents and records that were not prepared by us or on our behalf, or for any failure by LNB to disclose events that may affect the significance or accuracy of such information.
YOUR SUPPORT IS IMPORTANT
We are seeking your support for our proposals and our nominees at this special meeting. Please sign, date and mail the enclosed BLUE proxy card in the provided postage-paid envelope by                     , 2008.
If your LNB shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can sign a request with respect to your shares. Accordingly, please contact the person responsible for your account and give him or her instructions for a request to be signed representing your shares.
WHO TO CALL IF YOU HAVE ANY QUESTIONS
If you have any questions or require any assistance, please contact us or our proxy solicitor, D.F. King & Co., at the following:
AMG Investments, LLC
Attn: Richard M. Osborne
8500 Station Street, Suite 113
Mentor, OH 44060
Phone: 440-951-1111
Fax: 440-255-8645
D.F. King & Co., Inc.
48 Wall Street
New York, NY 10005
Shareholders call toll free: 800-549-6746
Banks and Brokers call collect: 212-269-5550
Fax: 212-809-8839

Thank you for your continued support.
Respectfully Submitted,
AMG Investments, LLC

/s/ Richard M. Osborne and /s/ Steven A. Calabrese
By Richard M. Osborne and Steven A. Calabrese, Co-Managers
February ___, 2008

ANNEX A
Additional Information Regarding the Participants
The following table sets forth information regarding the holdings of LNB’s shares by AMG and Mr. Merkel as of February 13, 2008.

	Shares Participant
	Holds or May Be
	Deemed to Hold
Participant and Address	Beneficially	Percent of Class[1]

AMG Investments, LLC	600,000	8.2%
8500 Station Street, Suite 113 Mentor, Ohio 44060

Daniel G. and Ann M. Merkel	10	*
4293 Emerald Blvd. Richfield, Ohio 44286
* less than 1%
The following table sets forth purchases of shares by AMG during the past two years. AMG did not sell any common stock of LNB during the past two years.

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)

3/12/2007	200	$15.32
3/12/2007	15,000	$15.42
3/13/2007	700	$15.16
3/13/2007	2,500	$15.23
3/13/2007	1,400	$15.25
3/13/2007	100	$15.24
3/13/2007	6,900	$15.21
3/13/2007	2,200	$15.19
3/13/2007	25,300	$15.20
3/13/2007	200	$15.18
3/14/2007	100	$15.15
3/14/2007	1,400	$15.23
3/16/2007	9,000	$15.33
3/20/2007	3,500	$15.52
3/21/2007	2,800	$15.48
3/26/2007	350	$15.30
4/09/2007	700	$15.15
4/10/2007	300	$15.15
4/10/2007	1,000	$15.05
4/19/2007	100	$14.80
4/20/2007	1,000	$14.85
4/20/2007	802	$14.80
4/24/2007	2,000	$14.60

[1]	Based on the number of shares outstanding as reported in LNB’s Quarterly Report on Form 10-Q for the period ended September 30, 2007.

A-I

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
4/24/2007	2,000	$14.55
4/24/2007	1,750	$14.50
4/26/2007	900	$14.36
5/07/2007	105,000	$14.11
5/07/2007	500	$13.95
5/08/2007	15,900	$14.10
5/09/2007	25,000	$14.10
5/09/2007	305,079	$14.03
6/12/2007	3,500	$15.00
6/14/2007	25,800	$15.15
6/18/2007	924	$15.05
6/18/2007	1,000	$15.15
10/25/2007	1,000	$14.25
10/25/2007	3,000	$14.15
11/9/2007	700	$13.25
11/13/2007	100	$13.47
11/14/2007	3,000	$14.10
11/14/2007	1,000	$14.01
11/14/2007	200	$14.00
11/15/2007	6,000	$14.20
11/20/2007	200	$14.35
12/31/2007	1,000	$14.69
1/02/2007	18,895	$14.80
The following table sets forth purchases of shares by Mr. Merkel during the past two years. Mr. Merkel did not sell any common stock of LNB during the past two years.

		Approximate Per Share Price
Date	Number of Shares	(Excluding Commissions)
1/24/2008	10	$13.49
A-II

ANNEX B
Security Ownership of Management
and Principal Shareholders
According to LNB’s preliminary proxy statement filed on February 13, 2008, the following table sets forth the beneficial ownership of LNB’s shares by each of LNB’s directors and named executive officers, each person known to LNB to be the beneficial owner of more than 5% of outstanding shares of LNB’s and the directors and executive officers as a group, as of February 5, 2008. While AMG does not have any knowledge that would indicate that any statement contained in this Annex B is untrue, AMG takes no responsibility for the accuracy or completeness of such information, or for any failure by LNB to disclose events that may affect the significance or accuracy of this information.

	Common
	Shares
	Beneficially		Percentage of
Name of Beneficial Owner	Owned(1)		Class

Daniel P. Batista	32,639		*

Robert M. Campana	18,720	(2)	*

Sharon L. Churchill	157		*

J. Martin Erbaugh	103,049		1.41%

Terry D. Goode	66,500	(3)	*

James R. Herrick	8,000	(4)	*

Lee C. Howley	16,650	(5)	*

James F. Kidd	80,530		1.10%

Daniel E. Klimas	36,652	(6)	*

Kevin C. Martin	4,189		*

Benjamin G. Norton	153,671	(7)	2.11%

Jeffrey F. Riddell	127,474	(8)	1.75%

John W. Schaeffer, M.D.	15,296	(9)	*

Frank A. Soltis	4,573	(10)	*

Donald F. Zwilling	4,390	(11)	*

All Directors and Executive Officers as a Group (15 in group)	672,490		9.22%

*	Ownership is less than 1% of the class.

(1)	Except as otherwise noted, none of the named individuals shares with another person either voting or investment power as to the common shares reported.

(2)	Includes 18,023 common shares subject to shared voting and investment power with his wife.

(3)	Includes 18,697 common shares subject to shared voting and investment power with his wife.

(4)	Includes 8,000 common shares held in his company’s 401(k) subject to shared voting and investment power.

(5)	Includes 5,530 common shares held by a partnership of which he is a partner and subject to shared voting and investment power.

(6)	Includes 30,000 common shares subject to options which are vested and exercisable.

(7)	Includes 73,809 common shares held in his wife’s trust and subject to shared voting and investment power.

(8)	Includes 44,378 common shares subject to shared voting and investment power with his wife and children. It also includes 31,663 held in a trust of which Mr. Riddell is a beneficiary.

(9)	Includes 6,394 common shares in his wife’s name and subject to shared voting and investment power.

(10)	Includes 2,500 common shares subject to options which are vested and exercisable

(11)	Includes 709 common shares held in his wife’s trust and subject to shared voting and investment power.
As of January 31, 2008, no person was known to LNB to be the beneficial owners of more than 5% of the outstanding common shares of LNB, except as follows:

	Common
	Shares
	Beneficially	Percentage of
Name and Address of Beneficial Owner	Owned	Class

The Lorain National Bank	475,534 (1)	6.52%
457 Broadway
Lorain, OH 44052

Bank Funds V, VI and VII, L.P.	432,200 (2)	5.92%
208 S. LaSalle Street
Chicago, IL 60604

AMG Investments, LLC	600,000 (3)	8.22%
8500 Station Street, Suite 113
Mentor, OH 44060

(1)	These common shares are beneficially owned by The Lorain National Bank in various fiduciary capacities in the ordinary course of business under numerous trust relationships. As fiduciary, The Lorain National Bank has sole power to dispose of 123,228 of these common shares, shared power to dispose of 352,306 of these common shares, sole power to vote 94,019 of these common shares, and shared power to vote -0- of these common shares, for a total of 475,534 of the outstanding common shares of LNB.

(2)	According to a Schedule 13G filed with the SEC on February 13, 2007.

(3)	See Annex A.

Preliminary Copy
Proxy Card for Special Meeting
of Shareholders of LNB Bancorp, Inc.
Scheduled for March 18, 2008
THIS PROXY IS SOLICITED BY AMG INVESTMENTS, LLC
The undersigned hereby appoints Richard M. Osborne or Steven A. Calabrese, or either of them, with full power of substitution, as proxies to vote, for and in the name of the undersigned, all shares of common stock of LNB Bancorp, Inc. that the undersigned is entitled to vote at the Special Meeting of Shareholders of LNB Bancorp, Inc. scheduled for March 18, 2008 at 10 a.m. local time at The Lorain National Bank, 521 Broadway, Lorain, Ohio 44052, and at any adjournments or postponements of the meeting. This proxy will be voted in accordance with your instructions specified below. If you do not give any specific instructions, this proxy will be voted FOR each of the following Proposals, including the removal of some of LNB’s incumbent directors in Proposal 4 and the election of AMG’s nominees in Proposal 5. In addition, the proxies are authorized to vote in their discretion on any other matters that may properly come before the Special Meeting.
PLEASE MARK YOUR CHOICE LIKE THIS ☒ IN BLUE OR BLACK INK.
AMG STRONGLY RECOMMENDS A VOTE “FOR” THE FOLLOWING PROPOSALS AND “FOR” AMG’s DIRECTOR NOMINEES:
1. To approve an amendment to LNB’s articles of incorporation to add a provision for the annual election of all directors;
FOR ☐                              AGAINST ☐                              ABSTAIN ☐
2. To approve an amendment to LNB’s articles of incorporation to add a provision to set the number of directors at a maximum of nine and a minimum of three (initially nine);
FOR ☐                              AGAINST ☐                              ABSTAIN ☐
3. To approve an amendment to LNB’s articles of incorporation to add a provision to govern the removal of directors by shareholders and the filling of vacancies created by such removals;
FOR ☐                              AGAINST ☐                              ABSTAIN ☐
4. To remove, without cause, all of LNB’s incumbent directors other than Daniel P. Batista, J. Martin Erbaugh and Lee C. Howley, and any other person elected or appointed to the LNB board by the members of the board since January 31, 2008 to fill any vacancies or newly-created directorships;

(01)	Terry D. Goode	FOR ☐	AGAINST ☐	ABSTAIN ☐

(02)	James R. Herrick	FOR ☐	AGAINST ☐	ABSTAIN ☐

(03)	Kevin C. Martin	FOR ☐	AGAINST ☐	ABSTAIN ☐

(04)	Benjamin C. Norton	FOR ☐	AGAINST ☐	ABSTAIN ☐

(05)	John W. Schaeffer	FOR ☐	AGAINST ☐	ABSTAIN ☐

(06)	Robert M. Campana	FOR ☐	AGAINST ☐	ABSTAIN ☐

(07)	James F. Kidd	FOR ☐	AGAINST ☐	ABSTAIN ☐

(08)	Daniel E. Klimas	FOR ☐	AGAINST ☐	ABSTAIN ☐

(09)	Jeffrey F. Riddell	FOR ☐	AGAINST ☐	ABSTAIN ☐

(10)	Donald F. Zwilling	FOR ☐	AGAINST ☐	ABSTAIN ☐

(11)	Any other person elected or appointed to the board of LNB since January 31, 2008 to fill any vacancy or any newly created directorship	FOR ☐	AGAINST ☐	ABSTAIN ☐
5. To elect, to the extent that shareholders vote to remove incumbent directors pursuant to Proposal 4 above, Richard M. Osborne, Daniel G. Merkel and Thomas J. Smith to the board; provided, however, to the extent shareholders approve the removal of some, but not all of the incumbent directors listed in Proposal 4, the nominees above are proposed to be elected to the Board in the following order: Mr. Osborne, Mr. Merkel, Mr. Smith.
FOR ☐ WITHHELD ☐

FOR, EXCEPT WITHHELD FROM THE FOLLOWING NOMINEE: ☐

6. To adjourn the special meeting, if necessary, for the purposes of soliciting additional proxies to vote in favor of Proposals 1 through 5; and
FOR ☐                              AGAINST ☐                              ABSTAI N ☐
7. To oppose any proposal by LNB to adjourn or postpone the special meeting, if necessary, for the purpose of soliciting additional proxies in the event that there are not sufficient votes at the time of the special meeting to defeat our proposals.
FOR ☐                              AGAINST ☐                              ABSTAI N ☐
This proxy card revokes all proxies previously given by the undersigned.
Please sign exactly as your name appears on this proxy card. All joint owners should sign. If you are signing in a fiduciary capacity or as a corporate officer, please also provide your full title.

Date , 2008	Signature

Signature if held jointly

Title, if applicable